UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BRIDGEWATER BANCSHARES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

108621103

(CUSIP Number)

Castle Creek Capital Partners VIII, LP

11682 El Camino Real, Suite 320

San Diego, CA 92130

858-756-8300

Copy to:

David Volk

c/o Castle Creek Capital

11682 El Camino Real, Suite 320

San Diego, CA 92130

858-756-8300

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

November 7, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1	NAME OF REPORTING PERSONS Castle Creek Capital Partners VIII, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,960,771 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,960,771 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,960,771 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN (Limited Partnership)

(1)         See Item 5 hereto.

1	NAME OF REPORTING PERSONS Castle Creek Capital VIII LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC/AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,960,771 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,960,771 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,960,771 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company), HC (Control Person)

(1)         See Item 5 hereto.

Item 1.	Security and Issuer

This Amendment No. 2 to the Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed on February 26, 2019, as amended by that certain Amendment No. 1 to the Schedule 13D filed on October 26, 2023 (the “Schedule 13D”) with the U.S. Securities and Exchange Commission (the “SEC”), relating to the shares of common stock, par value $0.01 per share (“Common Stock”), of Bridgewater Bancshares, Inc. (the “Company”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 2 that are not otherwise defined herein have the meanings attributed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

Between November 6, 2024 and November 11, 2024 (inclusive), Castle Creek Capital Partners VIII LP (“Fund VIII”) sold an aggregate of 383,651 shares of Common Stock for proceeds of $5,855,845.38, which represents an amount net of commissions and fees, in various open-market transactions.

Item 5.	Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 4 is incorporated herein by reference.

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class (2)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Castle Creek Capital Partners VIII, LP	1,960,771	7.1%	0	1,960,771	0	1,960,771
Castle Creek Capital VIII LLC (1)	1,960,771	7.1%	0	1,960,771	0	1,960,771

(1)   Castle Creek Capital VIII LLC disclaims beneficial ownership of the Common Stock owned by Fund VIII, except to the extent of its pecuniary interest therein.

(2)   This calculation is based on 27,425,690 shares of Common Stock of the Company outstanding as of October 29, 2024, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on October 31, 2024.

(c)

Fund VIII has completed the following open market, broker-assisted transactions with respect to the Common Stock during the last 60 days: (i) 241,241 shares of Common Stock sold on November 6, 2024 at a weighted average price of $15.39 per share (in multiple open market, broker-assisted transactions ranging from $15.14 to $15.76, inclusive); (ii) 62,774 shares of Common Stock sold on November 7, 2024 at a weighted average price of $15.08 per share (in multiple open market, broker-assisted transactions ranging from $15.00 to $15.20, inclusive); (iii) 15,933 shares of Common Stock sold on November 8, 2024 at a weighted average price of $15.04 per share (in multiple open market, broker-assisted transactions ranging from $15.00 to $15.15, inclusive); and (iv) 63,703 shares of Common Stock sold on November 11, 2024 at a weighted average price of $15.20 per share (in multiple open market, broker-assisted transactions ranging from $15.10 to $15.365, inclusive).

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2024

CASTLE CREEK CAPITAL PARTNERS VIII, LP

By:	/s/ David Volk
Name:	David Volk
Title:	Managing Principal

CASTLE CREEK CAPITAL VIII LLC

By:	/s/ David Volk
Name:	David Volk
Title:	Managing Principal

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